UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14f-1

Under the Securities Exchange Act of 1934

Sillenger Exploration Corp.
(Exact name of registrant as specified in its charter)

Nevada	000-53420	00-0000000
(State or other jurisdiction of incorporation or organization)	Commission File No.	(I.R.S. Employer Identification No.)

468 North Camden Drive, Suite 200, Los Angeles, California		90210
(Address of principal executive offices)		(Zip Code)
(310) 860-5686 Registrant’s telephone number, including area code

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This information statement is being mailed on or about June 7, 2010, by Sillenger Exploration Corp. to the holders of record of shares of common stock, par value $0.001 per share, of Sillenger.

You are receiving this information statement in connection with the appointment of one new member to Sillenger’s Board of Directors resulting in a change in the majority of the board of directors.

NO VOTE OR OTHER ACTION BY THE STOCKHOLDERS IS REQUIRED

IN RESPONSE TO THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED.

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June 7, 2010

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being mailed on or about June 7, 2010, by Sillenger Exploration Corp. to the holders of record of its shares of common stock as of the close of business on June 3, 2010.  This information statement is provided to you for information purposes only in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission (the “Commission”) Rule 14f-1.  Sillenger is not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully.  You are not, however, required to take any action.

You are receiving this Information Statement to inform the shareholders of Sillenger of a change in control of the Company and a change in the majority of the Board effected pursuant to a share purchase agreement, dated as of may 26, 2010 (the “Purchase Agreement”), between one of the Company’s shareholders, Carolyne Sing, and John Gillespie.

NO VOTE OR OTHER ACTION BY THE STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.
YOU ARE NOT REQUIRED TO SEND SILLENGER A PROXY.

INTRODUCTION

Change in Majority of Directors and Executive Officers

Effective as of the conclusion of the 10-day period following the filing of this Schedule 14f-1 with the Commission and the mailing of a copy to each of Sillenger’s shareholders of record as of June 3, 2010 (the “10-day Period”), Carolyne Sing has sold in a private sale 21 million restricted shares of the common stock to John Gillespie.  In connection with the sale of her shares, Ms. Sing has agreed to resign as Sillenger’s sole director, chief financial officer, treasurer, and corporate secretary and to appoint Mr. Gillespie to serve in those capacities.  Mr. Gillespie has agreed to serve in all of such positions and is currently the chief executive office and president of Sillenger.

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for Sillenger’s Board of Directors has been furnished to Sillenger by such individual, and management assumes no responsibility for the accuracy, completeness or fairness of any of that information.

In connection with the Purchase Agreement, Sillenger’s chief financial officer, treasurer, corporate secretary and sole director, Carolyne Sing, will resign and, subject to and effective upon compliance with Rule 14f-1 under the Exchange Act, will appoint John Gillespie as the new sole Director and chief financial officer of Sillenger prior to tendering her resignation as a director.  Rule 14f-1 provides that Mr. Gillespie will become a director 10 days after the filing of this Information Statement with the Commission and its delivery to Sillenger’s shareholders, and will serve until his successor is elected and qualified.  A shareholder vote is not required and will not be taken with respect to the election of the new director in connection with the Purchase Agreement.

To the best of Sillenger’s knowledge, Mr. Gillespie does not hold any position with Sillenger, other than chief executive officer and president, and has not been involved in any transactions with Sillenger or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.  To the best of the Sillenger’s knowledge, Mr. Gillespie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past 10 years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past 10 years, and has not been subject to a finding of any violation of federal or state securities laws.

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Information Regarding the Company

Please read this Information Statement carefully.  It provides certain general information about Sillenger and its executive officers and sole director prior to and subsequent to the conclusion of the 10-day Period.  All of Sillenger’s filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549.  You may obtain information from the Public Reference Room by calling the SEC at 1-800-SEC-0330 or by visiting the Commission’s website at www.sec.gov.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

As of the date of this Information Statement, there were 40,811,000 shares of common stock of Sillenger issued and outstanding.  Each share of common stock entitles the holder thereof to one vote.

Principal Stockholders and Holdings of Management

(a)           Security Ownership of Certain Beneficial Owners (more than 5%)

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Owner [1]	(4) Percent of Class [2]
common stock	John Gillespie 44 Charles Street West Suite 719 Toronto, Ontario M4Y 1R7 Canada	21,000,000	51.5%

[1]  The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Schedule 14f-1 from options, warrants, rights, conversion privileges or similar obligations excepted as otherwise noted.

[2] Based on 40,811,000 shares of common stock issued and outstanding as of June 3, 2010.

(b)           Security Ownership of Management

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Owner	(4) Percent of Class [1]
common stock	John Gillespie 44 Charles Street West Suite 719 Toronto, Ontario M4Y 1R7 Canada	21,000,000	51.5%
common stock	Carolyne Sing 7839 – 17th Avenue Burnaby, British Columbia V3N 1M1 Canada	Nil	0%
common stock	Directors and Executive Officers (as a group)	21,000,000	51.5%
[1] Based on 40,811,000 shares of common stock issued and outstanding as of June 3, 2010.

Change of Control

On May 26, 2010 the parties entered into the Purchase Agreement and pursuant thereto Mr. Gillespie purchased and Ms. Sing sold an aggregate of 21 million previously issued and outstanding shares of Sillenger’s restricted common stock, equal to 51.46% of the issued and outstanding capital stock of Sillenger for the aggregate purchase price of $40,000.  Ms. Sing agreed to resign and Mr. Gillespie agreed to be appointed to fill the resulting Board vacancy.

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LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

Sillenger is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of Sillenger, or owner of more than five percent of the Sillenger’s shares of common stock (beneficially or of record) is a party adverse in interest to Sillenger.  Sillenger is also not aware of any legal proceedings to which either John Gillespie or Carolyne Sing is a party adverse in interest to Sillenger.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Each director of Sillenger holds office until (i) the next annual meeting of the stockholders, (ii) his successor has been elected and qualified, or (iii) the director resigns.

Sillenger’s management team is listed below.

Officer’s Name	Sillenger Exploration Corp.
John Gillespie	Chief Executive Officer and President
Carolyne Sing	Sole director Chief Financial Officer, Treasurer, and Corporate Secretary

John Gillespie ●  Mr. Gillespie (60 years old) has been the chief executive officer and president of Sillenger since May 2010.  Mr. Gillespie has over thirty (30) years experience as a Senior Executive, including being President and Chief Executive Officer for major corporations. Mr. Gillespie brings senior corporate expertise in licensing, legal and royalty mechanisms to Sillenger. During the past decade, Mr. Gillespie has proven to be a visionary leader by engineering a wide range of solutions in licensing, real estate and land management, labor negotiations, legal frameworks, marketing and business development, administration, and rapid revenue growth.  Prior to joining the Registrant, Mr. Gillespie served for seven years as Vice President of Operations for Pizzaville in Ontario, Canada. He served for two years as Vice President of Franchise and Real Estate Development with Afton Food Group, Inc., also in Ontario.  He also served as Principal of Gillespie and Associates, where he provided major corporate clients with executive franchise advice on business development, legal, real estate, leasing and general business administration.  From 1978 to 1997 he served as President and Chief Executive Officer for major companies, including Ryan’s Pet Food, Inc. Chicken Chicken, Inc., Goligers Travel, Inc. and Pizza Pizza, Inc.  Under his leadership, the companies grew rapidly, with combined sales of over $200 Million.  In 1987 Mr. Gillespie earned the honor of being awarded “Executive of the Year” by the Canadian Franchise Association (CFA) for his efforts in transforming the CFA into an organization dedicated to teaching and promoting ethical franchise methods and business practices.  He also served as the organizations’ Chairman from 1984 to 1986.

Carolyne Sing ●  Ms. Sing (79 years old) has been the sole director and chief financial officer of Sillenger since inception and the chief executive officer and president of Sillenger from February 2007 to May 2010.  For the past five years, Ms. Sing has been a businesswoman in Vancouver, Canada, a private investor in residential and commercial real estate, blue chip equities, and fixed income instruments.  In addition, Ms. Sing has freelanced as a tutor in high school mathematics and sciences, and served as a research assistant in various biological control projects at UBC and Agriculture Canada.

Significant Employees

Sillenger has no employees who are not executive officers, but who are expected to make a significant contribution to our business.

Family Relationships

There are no family relationships between any two or more of Sillenger’s directors or executive officers.  There is no arrangement or understanding between any of Sillenger’s directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings to management’s knowledge between non-management shareholders that may directly or indirectly participate in or influence the management of Sillenger’s affairs.

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Involvement in Certain Legal Proceedings

During the past ten years, none of Sillenger’s directors or officers has been:

•	a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

•	convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any               court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

•
subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity, or to be associated with persons engaged in any such activity;

•
found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

•
found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

•
the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

▪	any Federal or State securities or commodities law or regulation; or

▪
any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

▪	any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•
the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a)           Transactions with Related Persons

Since the inception of Sillenger on February 14, 2007, no director, executive officer, security holder, or any immediate family of such director, executive officer, or security holder has had any direct or indirect material interest in any transaction or currently proposed transaction, which Sillenger was or is to be a participant, that exceeded the lesser of (1) $120,000 or (2) one percent of the average of Sillenger’s total assets at year-end for the last three completed fiscal years, except for the following:

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Claim Payments

In return for Carolyne Sing holding the Bulkley mineral claims in trust for Sillenger, Sillenger has agreed to make payments on behalf of Ms. Sing to keep the Bulkley mineral claims in good standing with the Province of British Columbia.  Sillenger anticipates the amount of the payments to be made on behalf of Ms. Sing to be approximately $2,000 (CDN$2,100) annually.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

All reports were filed with the SEC on a timely basis and Sillenger is not aware of any failures to file a required report during Sillenger’s previous fiscal year and for the period up to and including the date of this Schedule 14f-1, with the exception of Carolyne Sing who filed her Form 4 late on June 5, 2009.

CORPORATE GOVERNANCE

No Audit Committee

Sillenger does not have a standing audit committee nor an audit committee charter. The functions of an audit committee are currently assumed by Sillenger’s Board of Directors.

No Audit Committee Financial Expert

Additionally, Sillenger does not have a member on its board of directors that has been designated as an audit committee “financial expert”.  Management does not believe that the addition of such an expert would add anything meaningful to Sillenger at this time.  It is also unlikely Sillenger would be able to attract an independent financial expert to serve on its Board of Directors at this stage of its development.  In order to entice such a director to join its Board of Directors Sillenger would probably need to acquire directors’ errors and omission liability insurance and provide some form of meaningful compensation to such a director; two things Sillenger is unable to afford at this time.

Board Leadership Structure and Role in Risk Oversight

Sillenger does not currently have a chairman of the board.  Pursuant to Sillenger’s By-laws the chairman of the board must be a director and will be appointed by the Board of Directors.  The chairman of the board will preside at all meetings of directors and shareholders, and will be responsible to ensure that all orders and resolutions of the Board of Directors are carried into effect.

Sillenger’s Board of Directors is responsible for overseeing the overall risk management process.  Risk management is considered a strategic activity within Sillenger and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process.  The oversight responsibility of Sillenger’s Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks.  These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Director Independence

Sillenger currently does not have any independent directors, as the term “independent” is defined by NASDAQ Marketplace Rule 4200(a)(15).  An “independent director” means a person other than an executive officer or employee of the issuer or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgement in carrying out the responsibilities of a director, and includes any director who accepted any compensation from the issuer in excess of $200,000 during any period of 12 consecutive months with the three past fiscal years.  Also, the ownership of the issuer’s stock will not preclude a director from being independent.

Sillenger currently only has one director on its Board of Directors, Ms. Carolyne Sing.  Sillenger’s common stock is currently traded on the OTCQB, which does not require that a majority of the Board of Directors be independent.  Sillenger does not have a compensation committee, nominating committee or audit committee.  The functions of these committees are performed by Sillenger’s Board of Directors.

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Meeting of Directors

There were no meetings of the Board of Directors during the last full fiscal year, and all actions taken by the Board of Directors were taken by consent resolution.

No Nominating Committee

Sillenger does not have a standing nominating committee nor a nomination committee charter.  The Board of Directors is responsible for identifying new candidates for nomination to the Board.  Sillenger has not adopted a policy that permits shareholders to recommend candidates for election as directors or a process for shareholders to send communications to the Board of Directors.

No Compensation Committee

Sillenger does not have a standing compensation committee nor a compensation committee charter. The functions of a compensation committee are currently assumed by Sillenger’s Board of Directors.

Shareholder Communications

Sillenger has not provided any separate process for communicating with the Board of Directors.  Communications to the Board of Directors may be directed to Sillenger at the address and telephone number set out on the cover page to this information statement.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Sillenger has paid $nil in compensation to its named executive officers during its 2010 fiscal year.  The table below summarizes all compensation awarded to, earned by, or paid to Sillenger’s sole officer for all services rendered in all capacities to Sillenger for the fiscal periods indicated.

Summary Compensation Table
Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan ($) (g)	Non-qualified Deferred Compen- sation Earnings ($) (h)	All other compen-sation ($) (i)	Total ($) (j)
John Gillespie CEO and President May 2010 - present	2010 2009 2008	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a
Carolyne Sing CEO and President Feb 2007 - May 2010 CFO Feb 2007 - June 2010	2010 2009 2008	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil

Sillenger’s sole director has not received any monetary compensation since Sillenger’s inception to the date of this report.  Sillenger currently does not pay any compensation to the directors serving on its board of directors.

Since Sillenger’s inception, no stock options, stock appreciation rights, or long-term incentive plans have been granted, exercised or repriced.

Currently, there are no arrangements between Sillenger and any of its directors or between any of the subsidiaries and any of its directors whereby such directors are compensated for any services provided as directors.

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Also, Sillenger does not have an employment agreement or consulting agreement with John Gillespie, Sillenger’s CEO and President, or with Carolyne Sing, currently Sillenger’s sole director and CFO, and Sillenger does not pay any salary to either Mr. Gillespie or Ms. Sing.  There is an understanding with Sillenger that both will work for Sillenger at no cost.  Further, Ms. Sing will not be compensated for past, current, or future work.  However, Mr. Gillespie will receive compensation to be determined once the company receives significant capital.  Also, there are no employment agreements or other compensating plans or arrangements with regard to any named executive officer that provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of Sillenger or from a change in a named executive officer’s responsibilities following a change in control.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, Sillenger Exploration Corp. caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:  June 4, 2010

SILLENGER EXPLORATION CORP.

By:           /s/ John Gillespie
John Gillespie
Chief Executive Officer and President

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